LLC-1 File # 201230510037

State of California
Secretary of State

LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.

IMPORTANT – Read instructions before completing this form.

FILED
In the office of the Secretary of State
of the State of California

OCT 24 2012

This Space For Filing Use Only

ENTITY NAME (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY
SHARK WHEEL LLC

PURPOSE (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS
SPIEGEL & UTRERA P.A., WHICH WILL DO BUSINESS IN CALIFORNIA AS SPIEGEL & UTRERA, P.C.

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA CITY STATE ZIP CODE
CA

MANAGEMENT (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:

☐ ONE MANAGER

☑ MORE THAN ONE MANAGER

☐ ALL LIMITED LIABILITY COMPANY MEMBER(S)

ADDITIONAL INFORMATION

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

EXECUTION

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

10/23/2012
DATE

Elsie Sanchez
SIGNATURE OF ORGANIZER

ELSIE SANCHEZ
TYPE OR PRINT NAME OF ORGANIZER

CONV-1A

File # 201230510037

State of California
Secretary of State

Certificate of Conversion

FILED
Secretary of State
State of California
DEC 21 2018

This Space For Filing Use Only

IMPORTANT — Read all instructions before completing this form.

Converted Entity Information

1. Name of Converted Entity
Shark Wheel, Inc.

2. Form of Entity
C Corporation

3. Jurisdiction
Delaware

	Address	City	State	Zip Code
4. Mailing Address of Chief Executive Office	22600 Lambert St., 704A	Lake Forest	CA	92630
5. Street Address of Chief Executive Office - *Do not list a P.O. Box*	22600 Lambert St., 704A	Lake Forest	CA	92630
6. Street Address of the California Office, if any - *Do not list a P.O. Box*	22600 Lambert St., 704A	Lake Forest	CA	92630

7. **If the converting entity is a California corporation, limited liability company, limited partnership or general partnership, you must designate an agent for service of process:** Item 7a: List the name of an individual or a corporation registered in CA under California Corporations Code section 1505 that agrees to be your agent for service of process. You may not list the converted entity as the agent. Item 7b: If the agent is an individual, list the agent's business or residential street address. Item 7c: If the agent is an individual, list the mailing address of the converted entity's agent. Do not list an address if the agent is a California registered corporate agent as the address for service of process is already on file.

a. Name of Agent For Service of Process
Zack Fleishman

	Address	City	State	Zip Code
b. If an individual, Street Address of Agent for Service of Process - *Do not list a P.O. Box*	22600 Lambert St., 704A	Lake Forest	CA	92630
c. If an individual, Mailing Address of Agent for Service of Process	22600 Lambert St., 704A	Lake Forest	CA	92630

Converting Entity Information

8. Name of Converting Entity
Shark Wheel LLC

9. Form of Entity
Limited liability company

10. Jurisdiction
California

11. CA Secretary of State File Number, if any
201230510037

12. The principal terms of the plan of conversion were approved by a vote of the number of interests or shares of each class that equaled or exceeded the vote required. If a vote was required, the following was required <u>for each class</u>:

The class and number of outstanding interests entitled to vote.	AND	The percentage vote required of each class.
15,934,360.58 Class A Units		51%
627,728 Class B Units		51%

Additional Information

13. Additional information set forth on the attached pages, if any, is incorporated herein by this reference and made part of this certificate.

14. I certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of my own knowledge. I declare I am the person who executed this instrument, which execution is my act and deed.

12/21/2018
Date

[signature]
Signature of Authorized Person

Zack Fleishman, Manager
Type or Print Name and Title of Authorized Person

[signature]
Signature of Authorized Person

Gary Fleishman, Manager
Type or Print Name and Title of Authorized Person

20123051003?

ATTACHMENT TO FORM CONV-1A

SECTION 14:

14. I certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of my own knowledge. I declare I am the person who executed this instrument, which execution is my act and deed.

12/21/2018

Date

[signature]

Signature of Authorized Person

David Patrick, Manager

Type or Print Name and Title of Authorized Person

Signature of Authorized Person

Type or Print Name and Title of Authorized Person

CONV-1A (REV 10/2018) APPROVED BY SECRETARY OF STATE